Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 30, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 30, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 29, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
January 30, 2007	Name:	Wan Feng
	Title:	Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). It is expected that the net profit of the Company for the year ended 31 December 2006 prepared in accordance with generally accepted accounting principles in the People’s Republic of China (“PRC GAAP”) may increase by over 50% as compared to the Company’s net profit for the year ended 31 December 2005.

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules. It is expected that the net profit of the Company for the year ended 31 December 2006 prepared in accordance with PRC GAAP may increase by over 50% as compared to the Company’s net profit for the year ended 31 December 2005. In accordance with the Listing Rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People’s Republic of China on 30 January 2007:

******

China Life Insurance Company Limited

Announcement on Estimated Increase in Results for 2006

(1) Estimated results for 2006

1. Estimated results period:	1 January 2006 to 31 December 2006

2. Estimated results:	Based on preliminary calculations, the net profit of the Company for the year ended 31 December 2006 prepared in accordance with PRC GAAP may increase by over 50% as compared to the Company’s net profit for the year ended 31 December 2005. Detailed financial information of the Company will be published in the Company’s 2006 annual report.

(2) Results for 2005

The net profit of the Company for the year ended 31 December 2005 prepared in accordance with PRC GAAP was RMB5,456,000,000 and the earnings per share was RMB0.20.

Commission File Number 001-31914

(3) Reasons for increase in estimated results

As a result of the continued and rapid growth of the Company’s insurance business in 2006, the Company’s premium income has increased by 14.22% (based on unaudited figures) as compared to such income for the year ended 31 December 2005. At the same time, due to the favourable environment of the domestic capital market, the Company has appropriately increased its portfolio of equity investments while maintaining debt investments as its primary investment, and has achieved better return on its investments.

Board of directors of
China Life Insurance Company Limited
29 January 2007

******

Shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the board of directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises the following members:

Executive Directors: Yang Chao, Wan Feng
Non-executive Directors: Shi Guoqing, Zhuang Zuojin
Independent non-executive Director:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 29 January 2007